Press Release
SOURCE: Energy Power Systems Limited
Energy Power Reports Second Quarter
Earnings
TORONTO--(BUSINESS WIRE)--March 4, 2002--Energy Power
Systems Limited (OTC BB: EYPSF & Frankfurt EPW)
(www.epsx.com; ``Energy Power'' or the ``Company'')
announces that it has issued unaudited consolidated
financial statements for the six-month period ended December 31, 2001 stated in Canadian dollars. These statements reflect the following activities of Energy Power and it's subsidiaries operating as an Engineering & Offshore Division and an Oil & Gas Division:
?	consolidated revenues of $14.4 million for the six-
month period ended December 31, 2001 ($12.8 million -
2000);
?	consolidated gross profits of $1.9 million for the six-
month period ended December 31, 2001 ($1.4 million -
2000);
?	consolidated EBITDA of $0.8 million for the six-month
period ended December 31, 2001 ($0.5 million EBITDA -
2000);
?	consolidated income from continuing operations of $0.2
million for the six-month period ended December 31,
2001 ($0.1 million - 2000); and
?	consolidated basic earnings per share from continuing
operations of 2 cents per share (2 cents per share -
2000).
Energy Power Systems Limited's second quarter unaudited results for the six month period ending December 31, 2001 showed revenues increasing 13% to $14.4 million versus $12.8 million for the same period in the previous year. Growth was derived by revenue gains in the Company's Engineering & Offshore Division further bolstered by new revenue sources from the Company's Oil & Gas Division.
Consolidated gross profit for the six month period ending December 31, 2001 increased 36% to $1.9 million from $1.4 million in 2000. Approximately $200,000 of the increase was due to increased revenue of $1.3 million from the Company's Engineering & Offshore Division as well as an improvement in profit margins during the period. During the six month period ending December 31, 2001 gross profit margins from the Engineering & Offshore Division were 13% compared to 11% for the six month period ending the previous year. The remainder of the increase is related to incremental gross profit derived from the Company's Oil & Gas Division. Consolidated EBITDA of $0.8 million for the six month period ending December 31, 2001 was 60% higher than a consolidated EBITDA of $0.5 million reported for the previous six month period. The substantial increase in EBITDA during the period was due in part to improved margins by the Company's Engineering & Offshore division and the addition of cash flow from the Company's Oil & Gas division.
Consolidated earnings from continuing operations of $0.2 million for the six month period ending December 31, 2001 was 100% higher than consolidated earnings from continuing operations of $0.1 million reported for the previous six month period. The above reported earnings from continuing operations for the six month period ending December 31, 2001 resulted in earnings per share from continuing operations of 2 cents per share. Earnings from continuing operations of 2 cents per share were also reported for the previous six month period.
Losses incurred from discontinued operations derive from the Company's discontinued Power Division. Losses from discontinued operations were nil for the six month period ending December 31, 2001 versus $55,000 for the six month period ending December 31, 2000.
As a result of the foregoing, net earnings increased to $161,000 for the six month period ending December 31, 2001 as compared to net earnings of $148,000 during the previous fiscal period. Net earnings per share were 2 cents per share for the six month period ending December 31, 2001 and net earnings of 2 cents per share were reported for the previous six month period.
About Energy Power Systems Limited
Energy Power is an integrated energy source and service company operating as an Engineering and Offshore Division and an Oil & Gas Division.

    For further information contact:
    Scott T. Hargreaves, CA, CFA
    Chief Financial Officer
    Telephone: (416) 861-1484
Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report. Suite 301, 2 Adelaide Street West, Toronto ON M5H 1L6
Telephone: (416) 861-1484, Facsimile: (416) 861-9623
www.epsx.com